SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                 Entergy UK Enterprises Limited
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

   Laurence M. Hamric, Esq.           Frederick F. Nugent, Esq.
   Associate General Counsel          General Counsel
   Entergy Services, Inc.             Entergy Enterprises, Inc.
   639 Loyola Avenue                  Parkwood 2, 10055Grogan's Mill Road
   New Orleans, Louisiana 70113       The Woodlands, TX  77380

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Entergy UK Enterprises Limited ("EUKE") a corporation organized under the laws of Great Britain, hereby notifies the Securities and Exchange Commission (the "Commission") that EUKE is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.        Name, Business Address, Facilities and Ownership

      The name and business address of the company claiming FUCO status is:

        Entergy UK Enterprises Limited
        2 George Yard
        Lombard Street
        London EC3V 9DH

     EUKE was organized for the purpose of acquiring and holding certain of Entergy's investments in foreign utility companies.

     At the current time, the only such investment owned by EUKE is an interest in National Grid Group plc, a holding company whose primary subsidiary is the sole independent transmission company for England and Wales. Entergy will own, indirectly through EUKE, 100 American Deposit Receipts of National Grid Group plc. Other than Entergy and its subsidiaries, no person holds a 5% or more voting interest in EUKE.

     National Grid Group plc is a holding company formed in 1989 under the laws of England and Wales. One of its principal subsidiaries is The National Grid Company plc ("NGC") which as a result of the U.K. government's attempts to privatize its utility industry is the sole independent transmission company for England and Wales. As such, NGC owns 4,300 miles of overhead transmission lines and 400 miles of underground cables in England and Wales and with interconnections with Scotland and France. It is subject to the regulatory controls overseen by the Director General of Electricity with respect to the prices it may charge for transmission services in England and Wales.

Item 2. Domestic Associate Public-Utility Companies of EUKE and their relationship to EUKE

        The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EUKE: Entergy Arkansas, Inc. ("EAI"), Entergy Gulf States, Inc. ("EGSI"), Entergy Louisiana, Inc. ("ELI"), Entergy New Orleans, Inc. ("ENOI"), Entergy Mississippi, Inc. ("EMI"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI"), and Entergy Operations, Inc. ("EOI")(EAI, EGSI, ELI, ENOI, EMI, Arklahoma, SERI, EPI and EOI are collectively referred to as "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EUKE.


EXHIBIT A.          State Certification

Not Applicable.

                           SIGNATURES

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY POWER DEVELOPMENT CORPORATION

                              By: /s/ Frederick F. Nugent
                                  Frederick F. Nugent
                                  Secretary



Dated: September 9, 1999